PRESS RELEASE

Collins Industries, Inc. 15 Compound Drive Huthinson, Kansas 67502-4349	Contacts:	Larry W. Sayre, Vice President of Finance and Chief Financial Officer
	Phone:	620-663-5551
For Immediate Release October 10, 2003

COLLINS INDUSTRIES, INC.
ANNOUNCES MODIFIED DUTCH AUCTION TENDER OFFER
TO PURCHASE UP TO 1,100,000 SHARES OF OUTSTANDING STOCK

        Hutchinson, Kansas, October 10, 2003—Collins Industries, Inc. (the "Company") (NASDAQ: COLL) today announced that the Company will repurchase up to 1,100,000 shares, or approximately 15% of its 7,249,188 shares of common stock currently outstanding, through a modified dutch auction tender offer. The Company also has the right to purchase additional shares up to 2% of its outstanding shares. The Company believes that the modified dutch auction tender offer will increase shareholder value by increasing the return on equity for shareholders.

        Under this procedure, shareholders will have the opportunity to sell part or all of their shares to the Company at the cash purchase price selected by the shareholder of not less than $3.60 per share and not greater than $4.50 per share. Upon expiration of the offer, the Company will select the lowest purchase price within that range that will permit it to buy the desired number of shares. All shares purchased will be purchased at the same price selected by the Company, even if tendered at a lower price. If more than the maximum number of shares sought is tendered at or below the price selected by the Company, tendering shareholders owning fewer than 100 shares (or who would own fewer than 100 shares after proration) will have their shares repurchased without proration and the other shares will be purchased pro-rata. Shareholders will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by the Company.

        The offer is not conditioned on a minimum number of shares being tendered. The Company will pay for the shares purchased and for all related expenses from borrowings under our revolving bank credit facility. The offer to purchase shares will begin October 10, 2003 and expire on November 21, 2003, unless extended.

        NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

        This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company common stock. Commencement of the offer is subject to, among other things, completion of all regulatory filings. The offer is made solely by the tender offer materials, including the Offer Purchase, dated October 10, 2003, and the related Letter of Transmittal. Each shareholder is urged to consult his tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the offer, including complete instructions on the tender process procedure along with the transmittal forms and other data is being mailed to shareholders commencing October 10, 2003. You should read the Offer to Purchase and the Letter of Transmittal because they contain important information. The documents will be available without charge, when available, at the web site of the United States Securities Commission at http://www.sec.gov. The documents may also be obtained without charge, when available, from the Company by oral or written request to Collins Industries, Inc. 15 Compound Drive, Hutchinson, Kansas 67502-4349 or by calling (620) 663-5551 or from Mellon Investor Services at 1-800-414-2879.

        The foregoing material may contain forward-looking statements. Forward-looking statements are all statements other than statements of historical fact, including without limitation those that are identified by the use of the words "anticipates," "estimates," "expects," "intends," "plans," "predicts," and similar expressions. We caution that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements. Collins Industries, Inc. does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

About the Company

        Collins Industries, Inc. is North America's largest manufacturer of ambulances (including medical attack vehicles, rescue vehicles and fire emergency vehicles), North America's largest producer of Type "A" small school buses, the nation's second largest manufacturer of terminal trucks and a leader in the road construction and industrial sweeper markets. Since 1971, the Company has grown to over 1,000 employees in six plants comprising over one million combined square feet of manufacturing space. The Company sells its products throughout the United States and abroad.

        For more information on Collins Industries, Inc., visit Collins Industries, Inc.'s web site at http://www.collinsind.com.